Amended Provisions of AMCOL International Corporation's

                      Restated Certificate of Incorporation



FIRST.  The name of the corporation is AMCOL International Corporation.


FOURTEENTH.

     Section 1. The number of directors which shall constitute the whole Board of Directors shall be determined from time to time by resolution adopted by a majority of the entire Board of Directors. No decrease in the number of directors shall shorten the term of any incumbent director.

     Section 2. The Board of Directors shall be classified, with respect to the time for which they severally hold office, into three (3) classes, as nearly equal in number as possible. At the annual meeting of stockholders in 1995, the three classes of directors shall be elected to serve terms expiring in 1996, 1997 and 1998, respectively, and at each annual meeting of stockholders thereafter, the successors of the class of directors whose term is expiring at such meeting shall be elected to hold office for a term expiring at the annual meeting of the stockholders to be held in the third year following their election, with each such director in each case to hold office until his or her successor is elected and qualified.

     Section 3. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, and the directors so chosen shall hold office for a term expiring at the next election of the class for which such director was appointed and until his or her successor is elected and qualified.

     Section 4. Any director may be removed from office at any time, but only for cause and only upon the affirmative vote of the holders of at least 66-2/3% of the voting power of the then outstanding shares of the capital stock of the corporation.

     Section 5. Notwithstanding any provision in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 66-2/3% of the voting power of the then outstanding shares of the capital stock of the corporation shall be required to repeal, amend, modify or adopt any provision inconsistent with the provisions of this Article Fourteenth.